UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )1

SENECA FOODS CORPORATION

(Name of Issuer)

Common Stock Class A, par value $.25

(Title of Class of Securities)

817070 50 1

(CUSIP Number)

Robert W. Olson

Senior Vice President and General Counsel

Chiquita Brands International, Inc.

250 East Fifth Street

Cincinnati, OH 45202

(513) 784-8804

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817070 501

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chiquita Brands International, Inc. 04-1923360
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

This Final Amendment (“Final Amendment”) amends and supplements the statement on Schedule 13D initially filed on June 4, 2003 (the “Original Filing”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Final Amendment. Capitalized terms used and not defined in this Final Amendment shall have the meanings set forth in the Original Filing.

Item 2. Identity and Background

Information with respect to the current directors and executive officers of Chiquita is set forth on Schedule 1 hereto.

Item 4. Purpose of Transaction

Item 4 of the Original Filing is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed to report Chiquita’s sale on April 21, 2005, of 967,742 shares of Seneca Convertible Preferred Stock Series 2003 (the “Seneca Preferred Shares”) to Boenning & Scattergood, Inc. (“Boenning”), as agent for multiple buyers (the “Buyers”), for an aggregate purchase price of $14,516,130, or $15 per share, in cash. Chiquita paid Boenning a commission of $.05 per share, or an aggregate of $48,387. Upon completion of the sale, Chiquita ceased to be the beneficial owner of any Seneca Preferred Shares or Common Stock Class A. This is the final amendment to the Schedule 13D, reflecting that as of the closing date of sale Chiquita did not beneficially own any Seneca Preferred Shares or Common Stock Class A.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Filing is hereby amended and restated in its entirety as follows:

(a) Neither Chiquita nor any other person named in Item 2 (including Schedule 1) beneficially owns any Seneca Preferred Shares or shares of Common Stock Class A.

(b) Neither Chiquita nor any other person named in Item 2 (including Schedule 1) has the power to vote or the direct the vote with respect to, or to dispose or direct the disposition of, any Seneca Preferred Shares or shares of Common Stock Class A.

(c) As of the date hereof, except for the sale of 967,742 Seneca Preferred Shares disclosed in response to Item 4 above, no transactions in Seneca Preferred Shares or shares of Common Stock Class A have been effected during the past 60 days by Chiquita nor any other person named in Item 2 (including Schedule 1).

(d) As disclosed in response to Item 4 above, as of April 21, 2005, the Buyers will have the right to receive dividends from, and the proceeds from the sale of 967,742 Seneca Preferred Shares and the Common Stock Class A issuable upon conversion thereof.

(e) As of April 21, 2005, Chiquita ceased to be the beneficial owner of any Seneca Preferred Shares or Common Stock Class A.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Filing is hereby amended and restated in its entirety as follows: Chiquita’s arrangement with Boenning in connection with Chiquita’s sale of the Seneca Preferred Shares is described in Item 4. Chiquita has no contracts, arrangements, understandings or relationships with any of the Buyers regarding the Seneca Preferred Shares or Common Stock Class A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 25th day of April, 2005	Chiquita Brands International, Inc.

/s/ John W. Braukman, III
	By:	John W. Braukman, III Senior Vice President and Chief Financial Officer

Schedule 1

The following is information with respect to each person who is a director or executive officer of Chiquita. If no business address is given, the director’s or officer’s address is Chiquita Brands International, Inc., 250 East Fifth Street, Cincinnati, OH 45202.

Name	Present Principal Occupation or Employment and Business Address	Citizenship
Directors

Fernando Aguirre	Chairman of the Board, President and Chief Executive Officer of Chiquita	U.S.A.

Morten Arntzen	Chief Executive Officer Overseas Shipholding Group, Inc. 511 Fifth Avenue New York, New York 10019	U.S.A.

Jeffrey D. Benjamin	Senior Advisor Apollo Management L.P. 9 West 57th Street New York, NY 10019	U.S.A.

Robert W. Fisher	Private Investor 1821 Ralston Avenue Burlingame, CA 94010	U.S.A.

Roderick M. Hills	Chairman Hills Enterprises, Ltd. 901 Fifteenth Street NW Suite 400 Washington, D.C. 20036	U.S.A.

Durk I. Jager	Private Investor/Consultant c/o Procter & Gamble One Procter & Gamble Plaza Cincinnati, OH 45202	The Netherlands

Jaime Serra	Senior Partner Serra Associates International Prol. Paseo de la Reforma 600-103 Col. Santa Fe Peña Blanca Mexico, D.F. 01210	Republic of Mexico

Steven P. Stanbrook	President, Asia-Pacific S.C. Johnson & Son, Inc. 1525 Howe Street MS065 Racine, WI 53403	Great Britain

Executive Officers

John W. Braukman III	Senior Vice President and Chief Financial Officer	U.S.A.

Anne L. Gehring	Vice President, Business Process Development	U.S.A.

Robert F. Kistinger	President and Chief Operating Officer, Chiquita Fresh Group	U.S.A.

Robert W. Olson	Senior Vice President, General Counsel and Secretary	U.S.A.

Manuel Rodriguez	Senior Vice President, Government and International Affairs and Corporate Responsibility Officer	U.S.A.

Tanios Viviani	Vice President, Fresh Cut Fruit	U.S.A.

Waheed Zaman	Vice President and Chief Information Officer	U.S.A.

None of the directors or executive officers listed above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the directors or executive officers listed above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.